Notice of Exempt Solicitation

NAME OF REGISTRANT: Comcast Corporation

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

May 22, 2023

Dear Fellow Comcast Shareholder,

At Comcast Corporation’s (“Comcast’s” or the “Company’s”) annual shareholder meeting on June 7, 2023, shareholders can urge Comcast to take meaningful action on systemic racism. Proposal #7 on Comcast’s proxy card, “Shareholder Proposal to Perform Independent Racial Equity Audit” (the “Proposal”), asks Comcast to move beyond diversity initiatives and philanthropy to analyze the full range of adverse racial impacts caused by the Company’s business and operations and recommend measures to address them. Doing so would allow Comcast to address racial inequities that are harming non-white communities and stakeholders, curbing economic growth and potentially depressing diversified investors’ returns. We urge shareholders to vote FOR Proposal #7.

The Proposal states:

RESOLVED that shareholders of Comcast Corporation (“Comcast”) urge the Board of Directors to oversee an independent racial equity audit analyzing Comcast’s adverse impacts on nonwhite stakeholders and communities of color and describing the steps, if any, Comcast plans to take to mitigate those impacts. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Comcast’s website.

In June 2020, Comcast Chair and CEO Brian Roberts released a statement expressing his “outrage over the far too familiar and frequent acts of violence against the Black community, and to acknowledge the structural racism that fuels these injustices.”1 He closed by resolving to “start putting our words into real, sustainable action.”2 Real corporate leadership on racial justice issues is crucial: The leaders of JUST Capital, Policy Link, and FSG, a consulting firm founded by Harvard Business School Professor Michael Porter, in their “CEO Blueprint for Racial Equity,” opined that “[c]orporate leaders have a particularly powerful role to play in replacing racist structures, many of which have benefited those at the top, with policies that bring us closer to racial equity—defined as ‘just and fair inclusion into a society in which all can participate, prosper, and reach their full potential.’”3

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1 https://corporate.comcast.com/commitment

2 https://corporate.comcast.com/commitment

3 https://www.fsg.org/blog/ceo-blueprint-racial-equity

2

Working to eliminate systemic racism is not only the right thing to do; it makes good economic sense. A 2014 study estimated that eliminating the racial pay gap alone would have added $2.1 trillion to the U.S.’s 2012 GDP.4 “Systemic racism,” Atlanta Federal Reserve President and CEO Raphael Bostic said, “is a yoke that drags on the American economy.”5

A racial equity audit would allow Comcast to identify and analyze the racial impacts of its business activities in a systematic way. In its Statement in Opposition to the Proposal, Comcast argues that the racial equity audit requested in the Proposal is unnecessary, pointing to its diversity, equity and inclusion (“DE&I”) programs, and its external DE&I Advisory Council (the “Advisory Council”) in particular. However, the focus areas set by the inaugural Advisory Council-- workforce, programming/content, supplier diversity, governance and community impact giving—omit a number of important areas in which Comcast may have racially adverse impacts.

What’s more, the current organizational members of the Advisory Council have myriad financial and other connections with Comcast, which call into question their ability to provide candid feedback about racial equity issues. For example:

•	The National Urban League received $3 million from Comcast in 2021 to train unemployed and underemployed people for technology jobs[6] and received funding through Comcast’s philanthropic efforts undertaken following the George Floyd murder.[7]
•	Comcast NBCUniversal Foundation has funded Asian Americans Advancing Justice,[8] on whose national advisory council a Comcast executive sits.[9]
•	Comcast was a “Titanium Partner” of the Gay and Lesbian Alliance Against Defamation’s 27th annual media awards.[10]
•	UnidosUS has received funding from Comcast[11] and they have partnered for many years on volunteer projects for Comcast Cares Day.[12] A Comcast executive serves on UnidosUS’s Corporate Board of Advisors.[13]

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4 https://www.policylink.org/sites/default/files/Equity_Solution_Brief.pdf, at 4.

5 https://www.frbatlanta.org/about/feature/2020/06/12/bostic-a-moral-and-economic-imperative-to-end-racism

6 https://nul.org/news/national-urban-league-announces-3-million-investment-comcast

7 https://deadline.com/2020/06/comcast-commits-100-million-multiyear-plan-fight-inequality-1202953362/

8 https://www.nbcuniversal.com/press-release/comcast-nbcuniversal-introduces-we-belong-multimillion-dollar-initiative-support

9 https://www.advancingjustice-aajc.org/about/national-advisory-council

10 https://www.glaad.org/mediaawards/27/sponsors

11 https://www.nytimes.com/2014/02/21/business/media/comcasts-web-of-lobbying-and-philanthropy.html; https://corporate.comcast.com/comcast-voices/comcast-nbcuniversal-telemundo-congratulates-unidosus-announces-digital-innovation-grant-program-extension-for-2017-2018

12 https://unidosus.org/press-releases/05319-unidosus-comcast-cares-day-release/

13 https://unidosus.org/about/corporate-board-of-advisors/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.

3

Many of the programs Comcast touts do not focus solely on racial equity. The supplier diversity program defines “diverse suppliers or vendors” as “companies owned by women, people of color, veterans, people with disabilities, and lesbian, gay, bisexual, transgender, and queer individuals.”14 Thus, suppliers owned by people of color are only one of five groups whose representation Comcast hopes to increase. Comcast does not break out its supplier diversity metrics in a way that would enable shareholders to determine the effectiveness of this program in increasing its spend with suppliers owned by people of color.

In its statement in opposition to the Proposal, Comcast also promotes its commitment to digital equity, in particular its Internet Essentials Program. Like the supplier diversity program, Internet Essentials lacks a specifically racial focus, as it is available to low-income households of all races that receive certain kinds of government benefits. Comcast provides no data on the impact of Internet Essentials on people and communities of color.

Comcast asserts that it has “consistently increased” speeds for internet service provided through Internet Essentials but does not mention that the recent increase during the pandemic came only after extended pressure campaigns. For example, in Baltimore, low-income students facing remote learning challenges during the pandemic lobbied Comcast for nearly a year for faster Internet Essentials speeds.15 In Philadelphia, similar concerns prompted demonstrations outside Comcast’s headquarters.16

Despite Comcast’s claimed focus on programming diversity, the company was sued by Byron Allen, who is black, for not carrying his channels. Comcast appealed a ruling against it to the Supreme Court, successfully arguing that race must be the “but-for” cause of a discriminatory act in order for a plaintiff to recover, rather than one factor, prompting Martin Luther King’s daughter to accuse Comcast of trying to “dismantle” the civil rights law on which the suit was based.17 The impact of the Court’s ruling in Comcast’s favor, then, went far beyond that individual case, making it more difficult for future plaintiffs to succeed on race discrimination claims.

Using a racial equity audit, Comcast could also identify damaging practices outside its own employment and business activities. For instance, Comcast has donated to the Philadelphia Police Foundation, which has helped the Philadelphia Police Department buy SWAT Unit equipment and drones.18 Police foundations have been targeted by racial justice organizations because they operate outside of democratic decision making and oversight processes19 and buy equipment that enables ongoing militarization of police departments and surveillance of communities of color.20

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14 https://update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2022/06/2022-Impact-Report.pdf, at 48.

15 https://mashable.com/article/low-income-internet-comcast

16 https://philadelphia.chalkbeat.org/2021/2/4/22266246/after-pressure-from-advocates-comcast-boosts-internet-speed-for-low-income-users

17 https://www.insider.com/mlk-daughter-slams-comcast-over-racial-discrimination-suit-2019-11

18 https://littlesis.org/oligrapher/5138-philly-police-foundation-corporate-backers

19 https://nonprofitquarterly.org/police-foundations-militarizing-communities-with-corporate-backing/

20 https://www.ajc.com/news/12k-cameras-give-atlanta-police-broader-window-city/P9aPd6ApEP4vezte0ZiTcO/; https://policefoundations.org/wp-content/uploads/2021/10/Color-Of-Change-Report-Police-Foundations-A-Corporate-Sponsored-Threat-to-Democracy-Black-Lives.pdf, at 6.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.

4

Political activities, both directly and through trade associations, are a key avenue by which companies can reinforce or work to dismantle systemic racism. A 2020 article in the Harvard Business Review on “The 10 Commitments Companies Must Make to Advance Racial Justice” pressed companies to “[c]ommit at least 50% of [their] lobbying expenditures to drafting and supporting bills that would improve conditions for communities of color by increasing access to quality education and training, rebuilding infrastructure, protecting consumers, ending racial oppression, rebuilding the safety net, achieving criminal justice reform, and making police more accountable.”21

Publicly-available information about Comcast’s political contributions suggests that a racial equity audit would be useful. According to the Leadership Conference on Civil and Human Rights, “[v]oting, and the ability to participate in democracy, is a racial justice issue.”22 Comcast has articulated its own commitment to voting rights, stating that “[e]fforts to limit or impede access to this vital constitutional [voting] right for any citizen are not consistent with our values.”23

Nonetheless, Comcast has taken several actions that can be viewed as helping to limit voting rights: The Company donated to Georgia Attorney General Chris Carr, who has been described as “an enthusiastic defender” of Georgia’s 2021 voting restrictions law,24 as well as to several state lawmakers who sponsored legislation restricting access to voting. Florida state senator Dennis Baxley was one of those recipients; he was the only sponsor of a bill, later signed into law, that criminalized providing water to voters in line and limited availability of drop boxes, among other measures.25 Voting restrictions have already exacerbated racial turnout gaps, and two states that adopted them are being sued for intentionally discriminating against nonwhite voters.26 During the 2022 election cycle, Comcast’s political action committee gave $365,000 to members of Congress who voted to overturn the results of the presidential election,27 an action some viewed as an “attack on the voting rights of people of color.”28 Trade associations of which Comcast is a member have also donated to election objectors.29 A racial equity audit could help Comcast gain a full picture of the racially adverse impacts of its political contributions.

Finally, the Proposal requests an independent audit, whereas the actions and programs Comcast cites all originate from and are conducted by the Company. Having an independent expert shape and conduct the audit, with input from key stakeholders, would allow exploration of a wide variety of impacts and potential remedies without limits imposed by past practices or the understandable reluctance of Comcast employees to speak negatively of programs championed by higher-ups.

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21 https://hbr.org/2020/06/the-10-commitments-companies-must-make-to-advance-racial-justice

22 https://civilrights.org/value/voting-rights/

23 https://theweek.com/politics/1002910/the-myth-of-woke-capital

24 https://theweek.com/politics/1002910/the-myth-of-woke-capital

25 prospect.org/power/major-us-companies-slam-voter-suppression-laws-then-donate-to-their-sponsors/

26 www.brennancenter.org/our-work/analysis-opinion/how-voter-suppression-legislation-tied-race

27 edition.cnn.com/interactive/2021/01/business/corporate-pac-suspensions/

28 www.nytimes.com/2021/01/15/us/politics/lankford-apology-election-biden.html

29 update.comcast.com/wp-content/uploads/sites/33/dlm_uploads/2021/06/Trade-Associations-and-Other-501c6-and-501c4-Organization-Disclosure.pdf; see also www.fec.gov/data/committee/C00082040/?tab=spending

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.

5

For the reasons discussed above, we urge you to vote FOR Proposal 7 on Comcast’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Comcast’s proxy statement.